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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Condensed Consolidated Financial Statements

For the three and nine months ended

September 30, 2013 and 2012

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

General Information

Directors

*Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

*Jason S. Weber

*David Caulfield

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Dentons Canada LLP

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

*Hay & Watson

Suite 900

1450 Creekside Drive

Vancouver, British Columbia

V6J 5B3

*Subsequent to the period end September 30, 2013 there were management changes at the Company including the resignation of Geoffrey Chater from the Board of Directors, the resignation of Jason S. Weber as President, Chief Executive Officer and Director of the Company, the appointment of David Caulfield as acting President, Chief Executive Officer and Director of the Company, the resignation of Mark Baknes as Vice President Exploration and the appointed Dr. Michael Roberts as the new VP Exploration.

In addition Hay & Watson resigned as the auditor of the Company on November 8, 2013 and the Board of Directors, up the recommendation of the audit committee of the Board, has appointed Deloitte as the successor auditor of the Company effective November 8, 2013.  Details of the newly appointed auditors are as follows:

Deloitte & Touche LLP

2800 – 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC  V7X 1P4

Canada

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Financial Position

As at September 30, 2013 and December 31, 2012

 (Expressed in Canadian dollars)

		Three months ended		Nine months ended
	Notes	2013	2012	2013	2012
		$	$	$	$
Mineral Property Operations
Revenue
Sale of property interest		-	1,500,000	2,760,000	1,500,000
Other revenue		82,167	105,242	154,553	121,915
	14	82,167	1,605,242	2,914,553	1,621,915
Expenses
Acquisition expenditures	3	23,577	23,703	86,749	110,832
Depreciation and amortization	3	49,064	42,443	152,521	157,721
Exploration expenditures	3	735,373	903,560	1,550,709	2,578,391
		808,014	969,706	1,789,979	2,846,944
(Loss) income from mineral property operations		(725,847)	635,536	1,124,574	(1,225,029)
Salaries and employee benefits		132,847	253,194	411,387	953,368
Consulting and outsourced services		157,858	42,515	296,859	98,761
Depreciation and amortization		10,308	11,899	31,641	34,787
Investor Relations		36,174	25,762	74,236	161,304
General and administrative expenses		108,555	100,933	349,891	347,086
Share-based compensation		-	43,644	50,725	276,060
		445,742	477,946	1,214,739	1,871,366
Operating (loss) income		(1,171,589)	157,590	(90,165)	(3,096,395)
Loss on sale of financial assets		(77,561)	-	(74,258)	-
Other Income		-	-		-
Foreign exchange gain (loss)		53,723	(69,790)	21,121	(48,188)
Finance income		8,322	9,394	22,495	33,245
(Loss) income before income tax		(1,187,105)	97,194	(120,807)	(3,111,338)
Income tax (expense) recovery		-	(98)	2,722	2,358
(Loss) income for the year		(1,187,105)	97,096	(118,085)	(3,108,980)
Available-for-sale financial assets
Current year unrealized (loss) gain		(349,039)	150,699	(986,250)	12,994
Tax effect of changes in other comprehensive loss		-	25,043	-	2,159
Comprehensive (loss) income for the year		(1,536,144)	272,838	(1,104,335)	(3,093,827)
Loss (income) per common share Basic and diluted		(0.01)	0.00	(0.01)	(0.03)
Basic and diluted from continuing operations		(0.01)	0.00	(0.01)	(0.03)
Weighted average shares outstanding Basic and diluted		99,253,559	99,253,559	99,253,559	99,253,559

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Financial Position

As at September 30, 2013 and December 31, 2012

 (Expressed in Canadian dollars)

	Notes	September 30, 2013	December 31, 2012
		$	$
Current assets
Cash and cash equivalents		2,501,697	3,377,446
Restricted cash	4	51,302	61,248
Trade and other receivables		245,325	230,738
Prepaid expenses and deposits		81,307	153,673
Other financial assets	5	1,002,536	868,146
		3,882,167	4,691,251
Non-current assets
Property and equipment	7	554,830	708,209
Restricted cash	4	74,571	78,740
		629,401	786,949
Total assets		4,511,568	5,478,200
Current liabilities
Accounts payable and accrued liabilities	8	607,330	541,780
Due to related parties	9	2,205	19,992
Rehabilitation provisions		48,000	48,000
		657,535	609,772
Non-current liabilities
Rehabilitation provisions		255,121	246,802
		255,121	246,802
Total liabilities		912,656	856,574
Shareholders’ equity
Share capital	11	96,124,498	96,124,498
Share warrant reserve	12	8,368,728	8,368,728
Share option reserve	13	9,274,078	9,192,457
Other comprehensive loss		(1,448,135)	(461,885)
Deficit		(108,720,257)	(108,602,172)
		3,598,912	4,621,626
Total liabilities and shareholders’ equity		4,511,568	5,478,200
Approved by the Board:
“David Caulfield”		“Bipin Ghelani”
Director		Director

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2013 and 2012

 (Expressed in Canadian dollars)

	Note	Shares	Share Capital	Share Option Reserve	Share Warrant Reserve	Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2012		99,253,559	$ 96,124,498	$ 8,596,685	$ 8,368,728	$ (375,770)	$ (103,695,418)	$ 9,018,723
Loss and comprehensive loss		-	-	-	-	15,153	(3,108,979)	(3,093,826)
Share-based compensation		-	-	511,542	-	-	-	511,542
Balance at September 30, 2012		99,253,559	$ 96,124,498	$ 9,108,227	$ 8,368,728	$ (360,617)	$ (106,804,397)	$ 6,436,439
Loss and comprehensive loss		-	-	-	-	(101,268)	(1,797,775)	(1,899,043)
Share-based compensation		-	-	84,230	-	-	-	84,230
Balance at January 1, 2013		99,253,559	$ 96,124,498	$ 9,192,457	$ 8,368,728	$ (461,885)	$ (108,602,172)	$ 4,621,626
Loss and comprehensive loss		-	-	-	-	(986,250)	(118,085)	(1,104,335)
Share-based compensation		-	-	81,621	-	-	-	81,621
Balance at September 30, 2013	11	99,253,559	$ 96,124,498	$ 9,274,078	$ 8,368,728	$ (1,448,135)	$ (108,720,257)	$ 3,598,912

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Consolidated Statements of Cash Flows

For the three and nine month periods ended September 30, 2013 and 2012

 (Expressed in Canadian dollars)

		Three months ended		Nine months ended
	Notes	2013	2012	2013	2012
Cash flows from operating activities		$	$	$	$
Net loss		(1,187,105)	97,096	(118,085)	(3,108,980)
Items not affecting cash
Depreciation and amortization		59,372	54,341	184,162	192,507
Foreign exchange gain		4,515	(14,123)	(23,549)	22,134
Gain on sale of investments and assets		206,660	-	206,660	-
Share-based compensation		-	83,992	81,621	511,542
Option proceeds related to investing activities		(67,300)	(89,400)	(1,327,300)	(95,400)

Changes in non-cash working capital
Increase (decrease) in rehabilitation provisions		(4,912)	(8,907)	8,319	(70,331)
Decrease (increase) in accounts receivable		(30,275)	532	(14,587)	577,789
Decrease (increase) in prepaid expense and deposits		26,516	(56,093)	72,366	90,923
Increase (decrease) in accounts payable and accrued liabilities		343,062	94,785	47,766	(169,926)
Net cash flows (used in) from operating activities		(649,467)	162,223	(882,629)	(1,837,793)

Cash flows from investing activities
Restricted cash		-	(9,526)	-	-
Proceeds from sale of marketable securities		-	(16)	-	-
Payment of rehabilitation expenses		14,115	42,012	14,114	44,032
Purchase of property and equipment		(5,154)	(29,650)	(30,783)	(45.045)
Net cash flows (used in) from investing activities		8,960	2,820	(16,668)	(1,013)

Cash flows from financing activities
Proceeds from issuance of shares and warrants		-	-	-	-
Payments of share issue costs		-	-	-	-
Proceeds from sale of assets		-	-	-	-
Net cash from (used in) financing activities		-	-	-	-

(Decrease) increase in cash and cash equivalents		(640,507)	165,043	(899,298)	(1,838,806)
Cash and cash equivalents, beginning of period		3,146,719	4,540,387	3,377,446	6,800,283
Exchange differences on cash and cash equivalents		(4,515)	21,980	23,549	(22,118)
Cash and cash equivalents, end of period		2,501,697	4,727,410	2,501,697	4,727,410
Cash and cash equivalents are comprised of:
Cash		542,787	2,198,891	542,787	2,198,891
Term deposits		1,958,910	2,528,519	1,958,910	2,528,519
		2,501,697	4,727,410	2,501,697	4,727,410
Supplemental Information:
Income taxes (recovered) paid		(2,722)	-	(2,722)	-
Interest received		5,266	-	14,173	-
Interest paid			407	-	27,599
Option proceeds received (in the form of marketable securities) for mineral property interests	14	1,260,000	6,000	1,260,000	95,400

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

(Expressed in Canadian Dollars)

1.

Nature of Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and changed its name to Kiska Metals Corporation. On July 30, 2010, Kiska continued in the Province of British Columbia and discontinued in the Yukon Territory.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the Toronto Stock Exchange’s Venture exchange under the symbol “KSK”.

2.

Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements of Kiska and all its subsidiaries are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies which are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are in effect at September 30, 2013.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012.  These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on November 27, 2013.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

(Expressed in Canadian Dollars)

Going concern

These consolidated condensed interim financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company currently has no significant sources of revenue and has experienced recurring losses. The Company’s ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.  These consolidated condensed interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company as at September 30, 2013.  Subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are fully eliminated.

Comparative changes

To conform to the presentation used in the current year, the Company reclassified $42,443 and $157,721 of depreciation and amortization expenses on the Statement of Loss and Comprehensive loss for the three months and the nine months ended September 30, 2012 respectively from Operating Expenses to Mineral Property Operations.  This change in presentation did not affect the reported loss or comprehensive loss for the years ended December 31, 2011 or December 31, 2010.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

(Expressed in Canadian Dollars)

3.

Mineral property expenditures

The Company’s expenditures on mineral property operations can be characterized as follows:

	Three months ended		Nine months ended
	2013	2012	2013	2012
	$	$	$	$
Mineral Property Operations
Acquisition expenditures	23,577	23,703	86,749	110,832
Depreciation and amortization	49,064	42,443	152,521	157,721
Exploration Expenditures
Assays and analysis	9,352	16,035	18,614	15,883
Camp and support	51,765	12,246	55,603	31,632
Communications	3,697	11,517	11,430	29,002
Community CSR	1,316	7,517	35,950	46,437
Consultants - Geological	49,887	183,754	134,467	421,806
Consultants - Geophysical	36,058	-	240,735	87,481
Consultants – Engineering	18,624	-	41,170	-
Data management and maps	58	2,448	122	5,188
Drilling and trenching	87,511	635	87,511	115,243
Environmental costs and site preparation	(1,244)	(133)	14,915	10,945
Equipment	7,536	4,154	7,755	6,747
Exploration reimbursements	(4,915)	(157,621)	(225,429)	(163,332)
Filing fees, licences and permits	-	75,334	-	111,796
Fixed wing aircraft	20,720	32,554	31,526	49,787
Fuel	2,085	138,635	2,143	145,273
Helicopter	100,500	83,848	111,921	93,383
Materials and supplies	5,998	18,043	7,486	31,819
Rehabilitation obligation	-	3,103	-	(58,321)
Rent	6,419	6,327	20,055	23,841
Repairs and maintenance	18	1,904	631	13,193
Salaries and employee benefits	317,783	396,279	883,492	1,243,916
Share-based compensation	-	40,348	30,896	235,482
Travel	22,034	26,634	38,829	81,188
Utilities	181	-	887	-
Total Exploration Expenditures	735,373	903,560	1,550,709	2,578,391
Total Mineral Property Expenditures	808,014	969,706	1,789,979	2,846,944

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

Included in the above mineral property expenditures of $808,014 incurred in the three months ended September 30, 2013 are $249,196 of expenses eligible under the Participation Agreement dated September 30, 2013 with Teck Resources Limited ("Teck") pursuant to which Teck has the right to option the Company's wholly-owned Kliyul Project (see note 17 for details).

The Company may be reimbursed for these expenditures subsequent to September 30, 2013 through the $500,000 convertible grid promissory note.  The Company has not accrued for this reimbursement since the note may have to be paid back to Teck depending on whether Teck elects to take up an option by January 31, 2013 to earn a 51% interest in the property.

4.

Restricted cash

Restricted cash of $125,873 (December 31, 2012 - $139,988) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits.

	September 30 2013	December 31 2012
Current – within one year	$ 74,571	$ 61,248
Non-Current – greater than one year	51,302	78,740
Total	125,873	$ 139,988

5.

Other Financial Assets

Other financial assets consist of marketable securities classified as available-for-sale since their initial recognition.  Unrealized gains or losses are recorded in other comprehensive income.

On February 26, 2013 the Company received seven million shares of Brixton Metals Corporation (“Brixton”) (Refer to Note 14).  These shares were recorded at the trading value of Brixton on the TSX Venture Exchange on the date they were issued.  As at September 30, 2013, 3,500,000 of these shares are available to the Company for trading while the remainder are restricted based on the following schedule:

1,750,000 – November 26, 2013

1,750,000 – February 26, 2014

In September 2013 the Company sold 400,000 shares of Evrim Resources Corporation for gross proceeds of $129,000.

6.

Interests in joint ventures

Kiska, jointly with other participants, owns certain mineral property exploration assets.  Kiska’s share is detailed below:

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

British Columbia

Redton Project

Kiska owns an 85% interest in the Alkali Gold Project (“Redton”).  Redton Resources Inc. holds the other 15% interest and holds a 3% Net Smelter Royalty (“NSR”) of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property option, which formed part of the Redton Project and required the Company to make annual advanced royalty payments of $20,000, was terminated in 2012.

The Company reduced the Redton claim package during the year. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. Management is seeking a partner to advance Redton in 2013.

Yukon

Boulevard Property

Kiska owns 50% of the Boulevard Property with the other 50% belonging to AuRico Gold (formerly Northgate Minerals).

The Company signed an option agreement in 2009 with Silver Quest Resources Ltd., now Independence Gold Corp. (“Independence”) whereby Independence can acquire the Company’s interest in the property by making staged cash payments totaling $80,000 (received), issuing an aggregate of 400,000 shares (issued) and completing exploration expenditures of $3,000,000 (completed) over a five year period.  The Company received notification that Independence earned-in in July, 2013 and is currently working on formalizing the royalty agreement and transferring claims to Independence.

The Company retains a 1% NSR on the property, with Independence having the right to buy back 0.25% of the NSR for $375,000. If additional claims are staked within certain nearby areas of interest, Independence will issue additional shares and the 1% NSR will be extended to the new claims with the right to Independence to buy back 0.5% of the NSR for $500,000. To date, the Company has received an additional 100,000 common shares of Independence upon staking new claims within this project area.

In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category within 5 years of exercising the option, they will be required to make a one-time bonus payment of an additional 500,000 common shares of its capital stock to Kiska.

Wernecke Breccias

The Company signed an agreement with Newmont Mining Corp (“Newmont”) (formerly Fronteer Development Company Inc.) to acquire 700 mineral claims covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Newmont is the operator of the project, with the Company owning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. Additionally, there is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors on some of the claims. A joint venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

The Company has not incurred any contingent liabilities or other commitments relating to these jointly controlled assets.

Australia

Murtoa Project

Effective June 27, 2008, and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year. The property was sold by AuRico to Crocodile Gold Corp. (“Crocodile”) subsequent to the period end. The Company is currently working with Crocodile to update the option agreement.

Upon the Company earning a 50% interest in one or more properties, Crocodile will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.  During the year the Company earned a 50% interest in one of the mining tenements (the Murtoa Project) and is now in the process of earning a 100% interest in that tenement.  The Company withdrew from earning an interest on two other tenements.

7.

Property and Equipment

	Exploration equipment	Computer equipment & Software	Office equipment & leaseholds	Total
Cost
As at January 1, 2012	$ 1,284,209	$ 392,335	$ 154,219	$ 1,830,763
Additions	5,556	27,177	-	32,733
Written off	-	(219,114)	(2,729)	(221,843)
As at December 31, 2012	$ 1,289,765	$ 200,398	$ 151,490	$ 1,641,653
Additions	-	17,390	-	17,390
Written off	(26,669)	-	-	(26,669)
As at September 30, 2013	$ 1,263,096	$ 217,788	$ 151,490	1,632,374
Accumulated Depreciation
As at January 1, 2012	$ (480,592)	$ (324,537)	$ (85,890)	$ (891,019)
Depreciation	(194,128)	(59,021)	(11,119)	(264,268)
Written off	-	219,114	2,729	221,843
As at December 31, 2012	$ (674,720)	$ (164,444)	$ (94,280)	$ (933,444)
Depreciation	(140,947)	(31,382)	(8,295)	(180,624)
Written off	36,524	-	-	36,524
As at September 30, 2013	(779,143)	(195,826)	(102,575)	(1,077,544)
Net book value:
As January 1, 2012	$ 803,617	$ 67,798	$ 68,329	$ 939,744
At December 31, 2012	$ 615,045	$ 35,954	$ 57,210	$ 708,209
At September 30, 2013	$ 483,953	$ 21,962	$ 48,915	$ 554,830

8.

Accounts payable and accrued liabilities

	September 30, 2013	December 31, 2012
Trade payables	428,694	321,911
Accrued liabilities	172,569	179,840
Vacation and other payables	6,067	40,029
	$ 607,330	$ 541,780

9.

Related party disclosures

The consolidated financial statements include the financial statements of Kiska and the controlled subsidiaries listed in the following table:

	Country of Incorporation	Equity Interest
		2013	2012
Rimfire Australia Pty Ltd.	Australia	100%	100%
Geoinformatics Exploration Canada Limited	Canada	100%	100%
Rimfire Minerals Corporation	Canada	100%	100%
Geoinformatics Explorations Ireland Limited	Ireland	100%	100%
Geoinformatics Alaska Exploration Inc.	USA	100%	100%
GXL USA, Inc. (Note 1)	USA	-	100%
Rimfire Alaska, Ltd.	USA	100%	100%
Rimfire Nevada Ltd.	USA	100%	100%

(1) On February 1, 2013 the Company was notified that it had completed all requirements under the Utah State Tax Commission to withdraw from the State of Utah allowing the Company to complete the dissolution of GXL USA Inc.

Kiska Metals Corporation is the ultimate parent of the Company.

The Company’s related parties include its subsidiaries and key management personnel.  Transactions with related parties for goods and services are made on normal commercial terms and are measured at the exchange amounts agreed to by the parties.

The remuneration of the Company’s directors and other key management personnel is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2013	2012	2013	2012
Short-term employee benefits	$ 160,623	$ 159,873	$ 471,869	$ 562,692
Post-employment pension and medical benefits	-	4,383	9,924	12,566
Canada Pension Plan	-	-	9,425	9,227
Share-based payments	-	-	81,621	291,998
Consulting services	41,842	42,676	147,405	141,289
	$ 202,465	$ 206,933	$ 720,244	$ 1,017,772

The above amounts are included in the Consolidated Statement of Comprehensive Loss under exploration expenditures, salaries and employee benefits, consulting and outsourced services and share based compensation.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

Short-term employee benefits include salaries payable within twelve months of the balance sheet date and other annual employee benefits.  The Company incurred the following expenses with other related parties during the nine months ended September 30, 2013:

	2013	2012
Geological consulting and management services	$ -	$ 48,334

As at September 30, 2013 and December 31, 2012 the Company was indebted to related parties for the following expenses:

	2013	2012
Consulting services	$ 2,205	$ 19,992

Geological consulting and management service fees were paid to a Company jointly controlled by an officer of the Company.

10.

  Mineral Property Interests

One of the Company’s officers indirectly owns an interest in a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.

11.

 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  Fully paid ordinary shares carry one vote per share and carry dividend rights. As at September 30, 2013 there were 99,253,559 issued and outstanding shares.

12.

 Warrants

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of warrants	Weighted average exercise price
Outstanding, January 1, 2012	11,691,421	$ 1.43
Expired	(4,158,921)	$ 1.13
Outstanding, December 31, 2012	7,532,500	$ 1.60
Expired, March 23, 2013	(7,532,500)	$ 1.60
Outstanding, September 30, 2013	-

There were no new warrants issued and no outstanding warrants exercised during the period ended September 30, 2013 and the year ended December 31, 2012.  All of the Company’s remaining outstanding warrants expired on March 23, 2013.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

13.

 Share Based Compensation

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2012	8,152,807	$ 0.95
Forfeited	(272,500)	0.69
Expired-Naturally	(576,866)	2.13
Expired-Vested	(897,500)	0.83
Outstanding, December 31, 2012	6,405,941	$ 0.88
Expired-Vested	(115,900)	1.01
Outstanding September 30, 2013	6,290,041	0.87

Options exercisable at end of period	6,281,291	$ 0.88

The following is a summary of stock options outstanding as at the date of this report:

Number of options outstanding	Number exercisable	Exercise price per option	Expiry date	Weighted average remaining life (years)

163,125	163,125	$ 0.17	December 2013	$ 0.22
65,250	65,250	0.25	March 2014	0.42
366,666	366,666	0.45	March 2014	0.47
970,000	970,000	0.90	December 2014	1.21
250,000	250,000	1.00	June 2015	1.73
1,785,000	1,785,000	0.87	July 2015	1.78
1,150,000	1,150,000	1.35	February 2016	2.38
1,505,000	1,505,000	0.70	June 2016	2.74
35,000	26,250	0.29	December 2016	3.22
6,290,041	6,281,291			$ 1.91

Share-based compensation is limited to 10% of issued and outstanding shares.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

14.

 Revenue

Option payments have been received during the year in respect of the Company’s joint ventures, as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2013	2012	2013	2012
Sale of property interests	-	1,500,000	2,760,000	1,500,000
Other revenue	82,167	105,242	154,553	121,915
	$ 82,167	$ 1,605,242	$ 2,914,553	$ 1,621,915

On February 27, 2013 the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million shares of Brixton.  Kiska now holds 7.63 million shares, which was 8.1% of Brixton's outstanding shares at the time of the transaction. The sale of the Thorn Property is part of the Company's ongoing strategy of generating capital and putting this funding to its portfolio of mineral projects.

15.

  Operating segments

The Company operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Company’s financing (including finance costs and finance income) and income taxes are managed on a Company basis and are not allocated to operating segments.

Revenues are distributed by geographic segment per the table below:

	Three months ended Sept. 30		Nine months ended Sept. 30
Revenues	2013	2012	2013	2012
USA	1,336	(153)	46,723	9,949
Australia	(2,469)	-	24,530	-
Canada	83,300	1,605,395	2,843,300	1,611,966
	$ 82,167	$ 1,605,242	$ 2,914,553	$ 1,621,915

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

Revenues are distributed by geographic segment per the table below:

	September 30, 2013			December 31, 2012
Non-Current Assets	Property & Equipment	Restricted Cash	2013 Total	Property & Equipment	Restricted Cash	2012 Total
USA	461,577	-	461,577	594,640	4,066	598,706
Australia	-	9,607	9,607	-	10,000	10,000
Canada	93,253	64,964	158,217	113,569	64,674	178,243
	$ 554,830	$ 74,571	$ 629,401	$ 708,209	$ 78,740	$ 786,949

16.

   Capital commitments and other contingencies

a)

Operating lease commitments – Company as lessee

The Company has an operating lease expiring August 31, 2015 for office space occupied by its head office as well as an operating lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

December 31, 2012
Within one year	$ 235,487
After one year but no more than five years	255,067
More than five years	-
$ 490,554

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total operating lease expense included in general and administrative expense for the nine months ended September 30, 2013 was $176,290 (2012: $173,729).

b)

Mineral property commitments

The Company has mineral property commitments noted below.  A liability has not been recorded for future option or royalty payments. All options are cancellable at the option of the Company without recourse.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

British Columbia

i)

Kliyul Property

The Company owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto Exploration Canada Inc.  On October 1, 2013 the Company entered into a Participation Agreement dated September 30, 2013 with Teck Resources Limited ("Teck") pursuant to which Teck has the right to option the property.  See Note 17 for more details.

ii)

RDN and Grizzly Properties

The Company has acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company has 100% interest in the LL property (Grizzly), which is contiguous with the RDN property and is subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

iii)

Williams Property

The Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Alaska

iv)

Copper Joe Property

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

v)

Goodpaster Properties

The Company holds a 100% interest in the Goodpaster properties of which some properties are subject to underlying royalties. The California Surf property is subject to a 1.75% NSR to Capstone Mining Corporation of which 1% may be bought for $1,000,000. The Company must also issue 87,000 shares upon obtaining a positive feasibility study for placing any part of the California Surf property into commercial production. AngloGold Ashanti holds a 2% NSR on the Eagle-Hawk property, 1% of which can be purchased for US$1,000,000 and a 2% NSR on the Er-Ogo-Fire properties, 1% of which can be purchased for US$2,000,000.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

vi)

Whistler Property

The Company controls 100% of the Whistler property, subject to a 2% NSR to MF2, LLC.  Additionally, some of the claims are subject to a 1.5% NSR to the original owner, which can be brought down to 1% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over some of the claims.

Australia

vii)

  Barmedman Project

The Company owns 100% of the Barmedman Property in the Lachlan Fold Belt project subject to an underlying agreement with BWG Mining which requires a cash payment of 5% of exploration expenditures until a decision to mine and includes a 2% NSR, of which 0.5% of this royalty may be purchased for US$1,000,000. The Company has a farm-in agreement with First Quantum Minerals Ltd. (“First Quantum”) (formerly Inmet Mining Australia Pty. Ltd.) giving First Quantum the option to earn a 60% interest in the project by funding exploration expenditures of Australian $5 million over a four year period ending December 12, 2012 and making cash payments to the Company of Australian $250,000 (received $50,000).  As of September 30, 2013 the Company is negotiating new terms to this agreement with First Quantum.

viii)

  Murtoa Project

Effective June 27, 2008, and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year. The property was sold by AuRico to Crocodile Gold Corp. (“Crocodile”) subsequent to the period end. The Company is currently working with Crocodile to update the option agreement.

Upon the Company earning a 50% interest in one or more properties, Crocodile will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.  During the year the Company earned a 50% interest in one of the mining tenements (the Murtoa Project) and is now in the process of earning a 100% interest in that tenement.  The Company withdrew from earning an interest on two other tenements.

17.

 Subsequent Events

Kliyul Option Agreement

On October 1, 2013 the Company entered into a Participation Agreement dated September 30, 2013 with Teck Resources Limited ("Teck") pursuant to which Teck has the right to option the Company's wholly-owned Kliyul Project, located along the Kemess Mine Road in north-central British Columbia.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2013 and 2012

 (Expressed in Canadian Dollars)

Under the terms of this agreement, Teck has agreed to provide $500,000 to Kiska as a convertible grid promissory note (the "Note") to fund a 2013 program on the Property. Teck has until January 31, 2014 to elect to take up an option to earn a 51% interest in the Property (the "First Option"). If Teck does not take up the First Option, Kiska is to repay the Note either in cash or by issuing shares to Teck at a minimum price of $0.11 per share. If Teck does take up the First Option, the Note will be considered expenditures under the First Option and will no longer be payable.

Under the First Option, Teck can earn a 51% interest in the Property by incurring a cumulative aggregate of $5.5 million in exploration expenditures on the Property on or before January 31, 2018. Should Teck exercise the First Option, Teck may elect to acquire an additional 14% interest in the Property for a total of 65% by incurring an additional $6.5 million in exploration expenditures (for a total of $12.0 million) on the Property on or before the third anniversary of the exercise of Teck's First Option.

Change in Management

On October 31, 2013, Kiska Metals Corporation ("Kiska" or the "Company") reported that the Board of Directors appointed Mr. David Caulfield to the role of Acting President and Chief Executive Officer and Director of the Company. This appointment follows Jason Weber's resignation as President, Chief Executive Officer and Director of the Company. The management and Board plan to initiate a search for a new President and CEO.

Mark Baknes has resigned as VP Exploration as of November 15, 2013.  The Board of Directors has appointed Dr. Michael Roberts, P.Geo. as the new VP Exploration for the Company.  Michael earned a B.Sc. in Earth Sciences from the University of Victoria, Canada, and a Ph.D. in Geology from James Cook University, Australia. Dr. Roberts was part of the Rimfire exploration group and has been Senior Geologist for the Whistler Project since 2009.

The Company also announced that Geoffrey Chater has resigned as Chairman and Director of the Company. Jack Miller has been elected Chairman of the Board.

Severance Payments

On October 24, 2013 the Company made a severance payment of $124,541 to Jason Weber in recognition of his services to the Company.  In addition on November 15, 2013, the Company agreed to a severance payment of $170,496 (less all deductions required by law at the time of payment) to Mark Baknes in recognition of his services to the Company.  Mr. Baknes’s severance will be paid in two lump sum payments.  The first payment will be made on January 1, 2014.  The second payment can be made at the option of Mr. Baknes but must be after January 1, 2014 and before January 1, 2015.